TRIAGO AMERICAS INC.

Exemption Report

June 13, 2016

Triago Americas, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (exemption provision pursuant to paragraph k(2)(i)) (the "exemption provision").

2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended March 31, 2016 without exception.

I, Victor Quiroga, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Triago Americas, Inc.

Managing Partner